UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-4996

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Alltel Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

ALLTEL CORPORATION 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
As of December 31, 2005 and 2004
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ALLTEL CORPORATION 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

As of December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2005	3

Notes to Financial Statements and Supplemental Schedule	4 - 12

Supplemental Schedule:

Schedule I: Schedule H, Line 4i - Schedule of Assets
(Held at End of Year) as of December 31, 2005	13

Report of Independent Registered Public Accounting Firm

To Participants and the Pension
   Trust Investment Committee
Alltel Corporation 401(k) Plan
Little Rock, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Alltel Corporation 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moore Stephens Frost
Certified Public Accountants

Little Rock, Arkansas
June 15, 2006

ALLTEL CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31,

	2005	2004

Cash	$548,405	$505,679

Investments, at fair value:
ALLTEL Corporation common stock	82,187,515	80,350,580
Common collective trust funds	62,523,041	62,341,009
Mutual investment funds	375,621,246	350,229,669
Participant loans	10,370,009	10,386,719
Total investments	530,701,811	503,307,977

Receivables:
Employer’s contribution	7,105,982	7,120,470
Accrued interest and dividends	511,481	520,538
Due from broker	39,108	203,787
Total receivables	7,656,571	7,844,795

NET ASSETS AVAILABLE FOR BENEFITS	$538,906,787	$511,658,451

The accompanying notes are an integral part of these statements.

ALLTEL CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2005

ADDITIONS:

Investment income:
Dividend income	$20,924,488
Interest income	694,408
Net appreciation in fair value of investments	12,918,527
Total investment income	34,537,423

Contributions:
Employer	7,106,287
Employee	36,186,650
Employee rollovers	2,150,307
Total contributions	45,443,244

Total additions	79,980,667

DEDUCTIONS:
Benefit payments and withdrawals	52,732,331

Total deductions	52,732,331

Net increase	27,248,336

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	511,658,451

End of year	$538,906,787

The accompanying notes are an integral part of this statement.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2005 AND 2004

1.    PLAN DESCRIPTION

The following is a brief description of the Alltel Corporation 401(k) Plan (the “Plan”), and the administration thereof and is provided for general information purposes only. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan which includes a cash or wage deferral arrangement that covers eligible bargaining and non-bargaining employees of ALLTEL Corporation and its subsidiaries (“Alltel” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2002, the Plan complied with the provisions of the Economic Growth and Tax Relief Reconciliation Act.

Administration

The Plan is administered by Alltel (the “Administrator”). Pursuant to the terms of a trust agreement entered into as of June 1, 2004, Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”) became trustee of the Plan. Prior to June 1, 2004, JPMorgan Chase Bank (“JPMorgan”) was the trustee. Merrill Lynch & Company, Inc. is the record keeper for the Plan. Prior to June 1, 2004, Howard Johnson & Company, a subsidiary of Merrill Lynch & Company, Inc., was the record keeper for the Plan.

Participation

Employees are eligible to participate in the wage deferral portion of the Plan immediately upon employment with a participating employer. Any employee who is (1) excluded by a collective bargaining agreement, subject to certain limitations, (2) leased by the Company or (3) is a nonresident alien with no U.S. income is not eligible to participate in the Plan.

Plan Contributions

Each year, participants may contribute up to 25 percent of their pretax annual compensation to the Plan, as defined in the Plan document. Participant contributions are subject to certain dollar limitations established by the Internal Revenue Service (the “IRS”), which was $14,000 in 2005. Employees considered “highly compensated”, as defined in the Internal Revenue Code (the “Code”) and the Plan document, are currently limited to contributing up to 8 percent of their pretax annual compensation. Following the end of the Plan year, the Company will contribute in cash one percent of eligible Plan compensation to the account of every eligible participant. A participant will receive this qualified non-elective employer contribution regardless of whether the participant has elected to defer any of his/her own compensation to the Plan. To qualify for the qualified non-elective employer contribution, a participant must: (1) have worked at least 1,000 hours during the year for which the contribution is being made; (2) have completed one year of service (defined as twelve consecutive months during which at least 1,000 hours are worked); (3) be a non-collectively bargained employee; and (4) be employed by the Company on the last business day of the year. The qualified non-elective employer contribution will also be made to the account of an eligible participant who dies, becomes disabled or qualifies for normal or early retirement during the Plan year.

Effective for Plan years beginning on and after January 1, 2002, eligible participants who have attained fifty (50) years of age prior to the end of the applicable Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the IRC. Such catch-up contributions are not eligible for additional matching employer contributions, if applicable.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

Prior to January 1, 2005, certain employees in the State of Kentucky covered by collective bargaining agreements received a matching employer contribution. The amount of the matching contribution was 66 percent of the first 6 percent of eligible Plan compensation that a participant contributed to the Plan. Participant contributions in excess of the 6 percent limit received no additional employer matching contribution. Employer matching contributions were funded bi-weekly in cash to the Plan by the Administrator. As a result of a Plan amendment, the matching contributions began to be phased out January 1, 2004 and were completely eliminated effective January 1, 2005.

The contributions are invested according to a participant’s investment election. If no investment election has been made, the contributions are invested in a short-term money market fund.

The Plan as amended and restated allows for any eligible employee who was a participant in a plan qualified under Section 401 of the Code and who receives a cash distribution from such plan to make a rollover contribution to the Plan. Such rollover contributions are permitted provided the employee is entitled under Section 402 (c)(1) or Section 408 (d)(3)(A) of the Code to rollover a distribution to another qualified retirement plan.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer non-elective and matching contributions, if applicable, as well as the participant’s share of the Plan’s earnings and any related administrative expenses. Participant accounts are valued daily (NYSE trading days) based on the number of shares held and closing prices or net asset values, as applicable. The Plan’s earnings and administrative expenses, if applicable, are allocated to participants’ accounts at least quarterly and are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Benefits

Participants are immediately fully vested in their employee contributions, non-elective and matching employer contributions and the accumulated earnings thereon. Participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000 ($5,000 for distributions made prior to March 28, 2005). The Plan’s obligation for the undistributed net assets of former employees approximated $232,652,000 and $299,120,000 as of December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, the Plan had 19,102 and 18,335 participants with account balances, respectively.

Benefit Payments

Participants or their beneficiaries, as applicable, are entitled to receive distribution of their Plan account when they retire at age 65 or later, if they become permanently disabled, upon death or upon separation from service with the Company. The Plan permits early retirement between ages 55 and 65 provided that required service levels have been met. For distributions made prior to March 28, 2005, participants could elect upon termination of employment to defer payment of their account balance if it exceeded $5,000. If a participant’s account balance was equal to or less than $5,000, the account was distributed in a lump-sum payment. For distributions made on or after March 28, 2005, participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000. If a participant’s account balance is equal to or less than $1,000, the account will be distributed in a lump-sum payment. Additionally, participants may withdraw funds from their Plan account with the approval of the Administrator, for “hardship” reasons as defined by the IRS.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

Plan Termination

While it has not expressed any intention to do so, the Administrator has the right to terminate the Plan. In the event that the Plan is terminated, each participant shall be entitled to receive the entire amount of his/her account balance in cash or in assets of the Plan, as the Trustee shall determine. Participants in the Plan are entitled to certain rights and protection under ERISA.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements and supplementary schedule have been prepared to satisfy the reporting and disclosure requirements of ERISA. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make estimates and assumptions that affect the amount of assets, liabilities, income and expenses, and disclosures of certain contingent assets and liabilities reported or disclosed in the financial statements. The estimates and assumptions used in preparing the accompanying financial statements are based upon the Administrator’s evaluation of the relevant facts and circumstances as of the dates of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements and such differences could be material.

Investments

Following the change in the Plan’s Trustee in 2004, certain investment options were added to the Plan while other investment funds were closed and no longer made available to plan participants. During 2005, Plan participants may direct their contributions among the following investment options and are allowed to change their investment elections daily subject to certain restrictions imposed by the funds and the Plan. Among the Plan’s investment options are investment funds managed by BlackRock Advisors, Inc. (“BlackRock”), Capital Research and Management Company (“Capital”), Fidelity Investments Institutional Services Company, Inc. (“Fidelity”), Harris Associates, L.P. (“Harris”), Merrill Lynch Bank USA (“Merrill Lynch”), New York Life Investment Management LLC (“New York Life”), Scudder Investments (“Scudder”) and The Vanguard Group (“Vanguard”). Set forth below is a brief description of each investment option available to Plan participants:

ALLTEL Corporation Common Stock Fund - Contributions to this fund are used by the Trustee to purchase shares of Alltel common stock in the open market.

Core Bond Total Return Portfolio - This fund managed by BlackRock seeks long-term capital appreciation through investment in investment grade bonds from several fixed income sectors including U.S. Treasuries and agency securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations, asset-backed securities and corporate bonds. The Fund attempts to exceed the total return of the Lehman Brothers Aggregate Bond Index, an index designed to measure the aggregate performance of the U.S. market for investment-grade debt securities.

Equity Growth Fund - This fund managed by Fidelity seeks long-term capital appreciation by investing primarily in stocks having potential for above-average earnings and revenue growth.

Equity-Income Fund - This fund managed by Fidelity seeks reasonable income and capital appreciation by investing in income producing equity securities, primarily consisting of stocks with large capitalizations.

EuroPacific Growth Fund - This fund managed by Capital seeks long-term capital appreciation through investment in stocks of foreign companies primarily located in Europe, Asia and the Pacific Basin.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

Explorer Fund - This fund managed by Vanguard seeks long-term capital appreciation through investment in a diversified group of small company stocks that offer above-average growth potential.

Institutional Index Fund - This fund managed by Vanguard seeks long-term capital appreciation through investment in substantially the same common stocks that comprise the Standard & Poor’s 500 Composite Stock Price Index (the “S&P 500 Index”), an index designed to measure the aggregate performance of the U.S. market for stocks with large capitalizations.

MainStay High Yield Corporate Bond Fund - This fund managed by New York Life seeks maximum current income through investment in a diversified portfolio of high-yield debt securities.

Oakmark International Fund - This fund managed by Harris seeks long-term capital appreciation by investing in common stocks of non-U.S. companies.

RREEF Real Estate Securities Fund - This fund managed by Scudder seeks long-term capital appreciation and current income through investment in equity securities of real estate investment trusts (“REITs”) and companies engaged in the real estate industry.

Retirement Preservation Trust - This fund managed by Merrill Lynch seeks to provide preservation of capital, liquidity and current income at levels typically higher than those provided by money market funds through investment in a diversified portfolio of guaranteed investment contracts and in high-quality money market securities.

The Plan also offers participants the ability to diversify their investment portfolio by investing in Goal Manager. Under this investment option, participants select one of five different portfolio models based on their overall investment strategy and aversion to investment risk. Each of the portfolio models is comprised of a predetermined mix of the investment options offered by the Plan and consists of the following:

Conservative Model - For participants most interested in preserving their investment, this model directs 5 percent of its assets to cash or cash equivalents, 90 percent to bond funds and 5 percent to stock funds.

Conservative to Moderate Model - For participants seeking to preserve their investment while assuming some risk, this model directs 5 percent of its assets to cash or cash equivalents, 70 percent to bond funds and 25 percent to stock funds.

Moderate - For participants, who seek a balance between risk and reward, this model seeks moderate growth by directing 50 percent of its assets to bond funds and 50 percent to stock funds.

Moderate to Aggressive Model - For participants more comfortable with risk, this model seeks higher growth than the Moderate model by directing 35 percent of its assets to bond funds and 65 percent to stock funds.

Aggressive Model - For participants most comfortable with risk, this model seeks high growth by directing 5 percent of its assets to bond funds and 95 percent to stock funds.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

The predetermined mix and percentage allocated to the various investment funds for each of the portfolio models is as follows:

		Conservative		Moderate to
Investment Fund	Conservative	to Moderate	Moderate	Aggressive	Aggressive
Retirement Preservation Trust	5%	5%	-	-	-
Core Bond Total Return Portfolio	80%	60%	40%	25%	5%
MainStay High Yield Corporate
Bond Fund	10%	10%	10%	10%	-
Oakmark International Fund	3%	5%	10%	10%	10%
EuroPacific Growth Fund	2%	5%	10%	10%	10%
RREEF Real Estate Securities
Fund	-	5%	10%	10%	-
Institutional Index Fund	-	3%	6%	11%	23%
Equity Growth Fund	-	3%	6%	10%	22%
Equity Income Fund	-	3%	6%	10%	22%
Explorer Fund	-	1%	2%	4%	8%

        Prior to June 1, 2004, the Plan’s investment options also included investment funds managed by Barclays Global Investors, N.A. (“BGI”), Fidelity, T. Rowe Price Investments (“T. Rowe Price”) and AIM Equity Funds, Inc. (“AIM”). A brief description of the twelve investment funds closed on June 1, 2004 and no longer available to Plan participants were as follows:

Daily Equity Index Fund - This fund was managed by BGI and sought long-term capital appreciation through investment in substantially the same common stocks that comprised the S&P 500 Index.

U.S. Debt Index Fund - This fund was managed by BGI and sought long-term capital appreciation through investment in obligations issued or guaranteed by the U.S. Government or its agencies, including mortgage-backed securities and investment grade obligations issued by domestic and certain foreign corporations with a remaining maturity exceeding one year. This fund attempted to duplicate the total return of the Lehman Brothers Aggregate Bond Index.

Money Market Fund - This fund was managed by BGI and sought maximum current income while preserving capital through investment in money market instruments including U.S. Government and agency obligations, bank obligations including certificates of deposit, bankers’ acceptances and time deposits, and short-term commercial debt instruments such as commercial paper, unsecured loan participations or variable rate demand notes and repurchase agreements.

LifePath Funds - These funds were managed by BGI and consisted of the LifePath Income Fund, LifePath 2010 Fund, LifePath 2020 Fund, LifePath 2030 Fund and the LifePath 2040 Fund. Each fund contained a target investment date and sought to provide a balance of short-term stability and long-term appreciation most appropriate for its target investment date. Each fund invested in various classes of domestic and foreign equity and debt securities and money market instruments. Generally, the funds with longer time horizons invested more heavily in equity securities, while funds with shorter time horizons invested in debt securities and money market instruments.

Magellan Fund - This fund was managed by Fidelity and sought long-term capital appreciation through investment in common stocks and convertible securities of domestic, foreign and multinational companies.

International Stock Fund - This fund was managed by T. Rowe Price and sought long-term capital appreciation through investment in stocks of companies operating outside of the United States.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

Small Cap Fund - This fund was managed by T. Rowe Price and sought long-term capital appreciation through investment in a diversified group of stocks of small size companies that offer growth and value potential.

Constellation Fund - This fund was managed by AIM and sought capital appreciation by investing in small to medium size emerging growth companies.

Investments are stated at their fair value. Shares of Alltel common stock are valued at their quoted market price on the last business day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end based on the quoted market price. The common collective trust funds are valued based on the fair value of the underlying assets held by the funds as determined by the fund manager on the last day of the Plan year. Participant loans are valued at the unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying financial statements.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Alltel common stock	$5,576,149
Mutual investment funds	7,342,378
Net appreciation in fair value	$12,918,527

The following investments represented 5 percent or more of the Plan’s net assets as of December 31:

	2005	2004
Alltel common stock	$82,187,515	$80,350,580
BlackRock Core Bond Total Return Portfolio	48,296,796	47,783,251
Fidelity Equity-Income Fund	71,577,144	70,849,381
Merrill Lynch Retirement Preservation Trust	62,523,041	62,341,009
Vanguard Institutional Index Fund	124,604,907	128,159,168
Vanguard Explorer Fund	36,458,698	34,163,937

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Plan Expenses

As outlined in the Plan document, expenses related to the Plan’s operations are paid from the Plan’s assets unless Alltel elects to pay these expenses. Alltel paid substantially all of the administrative expenses related to the Plan in 2005.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

3.    EMPLOYER CONTRIBUTIONS RECEIVABLE

Contributions in the amount of $7,105,982 due to the Plan from Alltel had not been funded or allocated among the Plan’s investments as of December 31, 2005. The employer contributions receivable were funded in cash by the Company and allocated among the Plan’s investment funds, according to participant elections, during April 2006.

4.    PARTICIPANT LOANS

Participants can borrow from their account balances amounts not to exceed 50 percent of their account balance, up to a maximum loan amount of $50,000 in accordance with section 72(p) of the Code. Such loans must be repaid through payroll deductions within five years, unless used to purchase a principal residence. Principal and interest is paid ratably through payroll deductions over the term of the loan. If a participant’s employment terminates with an outstanding loan and the termination was not a result of a divestiture by the Company, the entire loan must be repaid in full within the time prescribed by the IRS. If the loan is not repaid on time, the unpaid portion will be considered taxable income to the individual. Loans are secured by the balance in the participant’s account and bear interest at rates determined by the Administrator upon execution of the loan. Interest rates on the loans outstanding at December 31, 2005 ranged from 2.25 percent to 9.50 percent.

5.    PLAN AMENDMENTS

During 2005, the Plan was amended to provide that for distributions made on or after March 28, 2005; participants may elect upon termination of employment to defer payment of their account balance if it exceeds $1,000, which is a decrease from the previous level of $5,000. The Plan was further amended to change the definition of an eligible employee to exclude any person employed by an operating unit or business operation that was acquired by Alltel in connection with its August 1, 2005 merger with Western Wireless Corporation (“Western Wireless”). Former employees of Western Wireless who transferred employment to Alltel will become participants of the Plan effective on the later of January 1, 2006 or when otherwise eligible. In addition, for such employees prior service with Western Wireless will apply toward years of eligible services under the Plan.

Effective January 1, 2006, the contribution and eligibility provisions of the Plan were amended. Each year, participants may contribute between 1 percent and 50 percent of their pretax annual compensation to the Plan, as defined in the Plan document. A participant’s compensation will be reduced by the percentage he elects to have contributed on his behalf to the Plan. Alltel will contribute to the Plan on behalf of each participant who is eligible for a Company matching contribution an amount equal to: (a) 100 percent of the first 3 percent of the participant’s compensation that he contributes to the Plan, plus 50 percent of the next 2 percent of the participant’s compensation that he contributes to the Plan. The Company will make its matching contributions as soon as administratively practicable following the end of the payroll period in which the employee made his contributions. For Plan years beginning on or after January 1, 2006, the qualified non-elective employer contribution will cease, unless specifically provided for in a collective bargaining agreement. All participants of the Plan on December 31, 2005 will continue to be participants as of January 1, 2006. Effective January 1, 2006, all other employees whom are not covered by a collective bargaining agreement, unless specifically provided for in such collective bargaining agreement, are eligible to participate in the Plan six months after the date he completes one hour of service provided he is still employed by the Company. If an employee whose service terminated and who is subsequently rehired by the Company had met the six month service requirement when his service terminated, the employee is eligible to participate in the Plan on the date of his reemployment.

A rehired employee who had not met the six month service requirement when his/her service terminated will be eligible to participate upon satisfying this service requirement. Effective January 1, 2006, the Plan was also amended to add certain burial or funeral expenses and expenses for qualifying repair of damage to a participant’s principal residence to allowable hardship withdrawals under the Plan.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

During 2004, the Plan was amended to provide that any communication or disclosure to or from participants and/or beneficiaries that is required to be made in writing under terms of the Plan may be provided in any other medium (electronic, telephonic or otherwise) that is acceptable to the Plan Administrator and permitted under applicable law and that the Plan is intended to constitute a plan described in Section 404(c) of ERISA and regulations issued thereunder. Accordingly, the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant, his/her beneficiary or an alternative payee. The Plan was further amended to provide for the mergers of the Radiofone Plan and the F.E.A. Plan with and into the Plan, effective as of June 1, 2004, and for the establishment of individual accounts for the former participants of the merged plans.

The Plan was also amended effective January 1, 2004 to provide for eligibility and service crediting under the Plan to former employees of CellCom/New-Cell, Inc., MobileTel, LLC, SJI, LLC and U.S. Cellular who transferred employment to Alltel and became participants of the Plan during 2004.

6.    TAX STATUS

The Plan has received a favorable determination letter from the IRS dated November 7, 2003, which states that the Plan, as restated January 1, 2001, is “qualified” for the purposes of Section 401(a) of the Code. The Plan has been amended since receiving the determination letter. The Administrator believes that the Plan is designed and operating in accordance with applicable IRS requirements, and therefore believes the Plan is qualified and is tax-exempt as of the financial statement date. Contributions and income of the Plan are generally not taxable to the participants until withdrawals or distributions are made.

7.    PENDING SPIN-OFF OF WIRELINE BUSINESS

On December 9, 2005, Alltel announced that it would spin off its wireline telecommunications business to its stockholders and merge it with Valor Communications Group, Inc. (“Valor”) forming Windstream Communications (“Windstream”).  On the effective date of the spin off, the Plan’s shares of Alltel common stock will split into shares of Alltel and Windstream common stock.  Effective July 1, 2006, a separate defined contribution 401(k) plan will be established for the employees of Windstream. The provisions of the new plan, including participant eligibility, contributions and vesting will be identical to the provisions of the Plan.  On July 3, 2006, the participant account balances and related Plan assets for those Plan participants joining Windstream will be transferred to the Windstream 401(k) Plan. The account balances expected to be transferred to the Windstream plan represent approximately 25 percent of total Plan assets.

8.    PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the amount of approximately $62,523,000 and $62,341,000 as of December 31, 2005 and 2004, respectively, are shares of mutual funds managed by Merrill Lynch. Since Merrill Lynch is the Plan trustee, these transactions qualify as party-in-interest transactions. The Plan permits participants to make loans from the Plan in accordance with section 72(p) of the Code. The Plan also invests in Alltel common stock.

ALLTEL CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE, Continued

____

9.    RECONCILIATION TO FORM 5500

As of December 31, 2005 and 2004, the Plan had pending distributions to participants who elected to withdraw from the Plan of $562,566 and $1,179,742, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following table reconciles the financial statements to the Plan’s Form 5500 as filed by the Company as of December 31, 2005 and 2004 and for the year ended December 31, 2005:

	Benefits	Distributions	Net Assets Available for Benefits
	Payable	to Participants	2005	2004

Per financial statements	$-	$52,732,331	$538,906,787	$511,658,451
Accrued benefits payable	562,566	562,566	(562,566)	(1,179,742)
Reversal of prior year
benefit payments accrual	-	(1,179,742)	-	-
Per Form 5500	$562,566	$52,115,155	$538,344,221	$510,478,709

Schedule I
ALLTEL CORPORATION 401(k) PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Plan No. 009, EIN 34-0868285
As of December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost (1)	(e) Current value
*	Merrill Lynch Bank USA	Retirement Preservation Trust		$62,523,041
	Total Common Collective Trust Funds			62,523,041

	American Funds	EuroPacific Growth Fund		20,604,644
	BlackRock Advisors, Inc.	Core Bond Total Return Portfolio		48,296,796
	Fidelity Investments Institutional Services Company, Inc.	Equity Growth Fund		21,695,607
	Fidelity Investments Institutional Services Company, Inc.	Equity-Income Fund		71,577,144
	Harris Associates, L.P.	Oakmark International Fund		26,705,926
	New York Life Investment Management LLC	MainStay High Yield Corporate Bond Fund		7,443,193
	Scudder Investments	RREEF Real Estate Securities Fund		18,234,331
	The Vanguard Group	Explorer Fund		36,458,698
	The Vanguard Group	Institutional Index Fund		124,604,907
	Total Mutual Funds			375,621,246

*	ALLTEL Corporation	Common stock, $1 par value		82,187,515
*	Participants	Loans with interest rates ranging from 2.25 percent to 9.50 percent		10,370,009
	Total Investments			$530,701,811

* Indicates a party-in-interest.
(1) Not required as investments are participant-directed.

The accompanying notes are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Alltel Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Alltel Corporation 401(k) Plan

By: /s/ Sharilyn S. Gasaway
Sharilyn S. Gasaway
Executive Vice President - Chief Financial Officer
ALLTEL Corporation
June 23, 2006

Alltel Corporation 401(k) Plan
Form 11-K
Index of Exhibits

Exhibit No.	Description of Exhibits

(23)	Consent of Moore Stephens Frost.	(a)

(a) Filed herewith.